February 26, 2020

Brian Moon
Chief Financial Officer
GL Brands, Inc.
3939 Beltline Road, Suite 350
Addison, Texas 75001

       Re: GL Brands, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed November 14, 2019
           Form 10-Q for Fiscal Quarter Ended September 30, 2019
           Filed January 31, 2020
           File No. 000-55687
           Form 8-K Filed June 4, 2019

Dear Mr. Moon:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2019

Item 9A. Controls and Procedures, page 24

1. Please identify the framework management used to evaluate the effectiveness of internal control over financial reporting in accordance with Item 308(a)(2) of Regulation S-K.
      Please also describe the material weaknesses you have identified in concluding that your disclosure controls and procedures and internal control over financial reporting are ineffective as of June 30, 2019.
 Brian Moon
GL Brands, Inc.
February 26, 2020
Page 2
Form 10-Q for Fiscal Quarter Ended September 30, 2019

Item 4. Controls and Procedures, page 27

2. Please describe the material weaknesses you have identified in concluding that your disclosure controls and procedures are ineffective along with your plans to remediate those weaknesses in accordance with Item 308(a)(2) of Regulation S-K as required by
         Item 4 of the Form 10-Q.
Form 8-K Filed June 4, 2019

Item 2.01 Completion of Acquisition or Disposition of Assets

3. We note that you closed the acquisition of ECS Labs for $14 million paid in shares of your common stock on May 31, 2019, which exceeds your total assets as of June 30,
         2018. In accordance with Item 9.01 of Form 8-K, please amend this Form 8-K to provide the required audited annual financial statements and any subsequent interim period for
         ECS Labs per Article 8-04 of Regulation S-X, and the pro forma financial information prepared in accordance with the guidance in Article 8-05 of Regulation S-X for the most recent annual and subsequent interim period provided.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 with any questions.



FirstName LastNameBrian Moon                                 Sincerely,
Comapany NameGL Brands, Inc.
                                                             Division of
Corporation Finance
February 26, 2020 Page 2                                     Office of Life
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